UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   BURROW, CARL
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President of Marketing
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/03/98    M        9,711         A  $11.1250                    D  Direct
Common Stock                                  12/03/98    S        9,711         D  $19.1085                    D  Direct
Common Stock                                  12/03/98    M        2,843         A  $10.6250                    D  Direct
Common Stock                                  12/03/98    S        2,843         D  $19.1085                    D  Direct
Common Stock                                  12/03/98    M        525           A  $7.6300                     D  Direct
Common Stock                                  12/03/98    S        525           D  $19.1085                    D  Direct
Common Stock                                  12/03/98    M        438           A  $7.6300                     D  Direct
Common Stock                                  12/03/98    S        438           D  $19.1085                    D  Direct
Common Stock                                  12/03/98    M        1,500         A  $7.6300                     D  Direct
Common Stock                                  12/03/98    S        1,500         D  $19.1085                    D  Direct
Common Stock                                  12/03/98    M        94            A  $8.0000                     D  Direct
Common Stock                                  12/03/98    S        94            D  $19.1085                    D  Direct
Common Stock                                  12/03/98    M        1,300         A  $8.0000                     D  Direct
Common Stock                                  12/03/98    S        1,300         D  $19.1085                    D  Direct
Common Stock                                  12/03/98    S        2,503         D  $19.1085     0              D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $7.6300         12/03/98       M                          525              (1)          07/26/04
to buy)
Incentive Stock Option (right  $7.6300         12/03/98       M                          438              (1)          07/26/04
to buy)
Incentive Stock Option (right  $7.6300         12/03/98       M                          1,500            (1)          07/26/04
to buy)
Incentive Stock Option (right  $8.0000         12/03/98       M                          94               08/01/97 (2) 06/30/03
to buy)
Incentive Stock Option (right  $8.0000         12/03/98       M                          1,300            08/01/97 (2) 06/30/03
to buy)
Incentive Stock Option (right  $10.0625        07/28/98       A     V   9,937                             08/01/02 (3) 07/28/08
to buy)
Incentive Stock Option (right  $10.6250        12/03/98       M                          2,843            (4)          01/05/06
to buy)
Incentive Stock Option (right  $11.1250        01/09/98       A     V   3                                              01/09/08
to buy)
Incentive Stock Option (right  $14.8750                                                                   08/01/00     07/17/06
to buy)
Incentive Stock Option (right  $16.3750                                                                   08/01/01     07/03/07
to buy)
Incentive Stock Option (right  $22.3750                                                                   05/01/97     12/20/06
to buy)
Non-Qualified Stock Option     $10.0625        07/28/98       A     V   15,063                            08/01/02 (3) 07/28/08
(right to buy)
Non-Qualified Stock Option     $10.0625        07/28/98       A     V   18,750                            12/31/99 (5) 07/28/08
(right to buy)
Non-Qualified Stock Option     $11.1250        01/09/98       A     V   39,997                                         01/09/08
(right to buy)
Non-Qualified Stock Option     $11.1250        12/03/98       M                          9,711                         01/09/08
(right to buy)
Non-Qualified Stock Option     $11.8750        01/23/98       A     V   24,583                                         01/23/08
(right to buy)
Non-Qualified Stock Option     $16.3750                                                                                07/03/07
(right to buy)
Non-Qualified Stock Option     $22.3750                                                                   02/01/98     12/20/06
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  12/03/98  Common Stock                   525                                     D   Direct
to buy)
Incentive Stock Option (right  12/03/98  Common Stock                   438           $19.1085                  D   Direct
to buy)
Incentive Stock Option (right  12/03/98  Common Stock                   1,500         $19.1085    0             D   Direct
to buy)
Incentive Stock Option (right  12/03/98  Common Stock                   94            $19.1085                  D   Direct
to buy)
Incentive Stock Option (right  12/03/98  Common Stock                   1,300         $19.1085    0             D   Direct
to buy)
Incentive Stock Option (right  07/28/98  Common Stock                   9,937                     9,937         D   Direct
to buy)
Incentive Stock Option (right  12/03/98  Common Stock                   2,843                     8,807         D   Direct
to buy)
Incentive Stock Option (right  01/09/98  Common Stock                   3                         3             D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,000                     5,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,679                     5,679         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,708                     3,708         D   Direct
to buy)
Non-Qualified Stock Option     07/28/98  Common Stock                   15,063                                  D   Direct
(right to buy)
Non-Qualified Stock Option     07/28/98  Common Stock                   18,750                    33,813        D   Direct
(right to buy)
Non-Qualified Stock Option     01/09/98  Common Stock                   39,997                                  D   Direct
(right to buy)
Non-Qualified Stock Option     12/03/98  Common Stock                   9,711         $19.7500    30,286        D   Direct
(right to buy)
Non-Qualified Stock Option     01/23/98  Common Stock                   24,583                    24,583        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,663                     3,663         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,292                     1,292         D   Direct
(right to buy)

Explanation of Responses:

(1)
Option for 1,500 shares becomes 100% exercisable on 8/1/98.  Option for 438 shares vests and is exercisable as to 188 shares on
8/1/97, 62 shares on 11/1/97, 63 shares on 2/1/98, 62 shares on 5/1/98 and 63 shares on 8/1/98.  Option for 525 shares vests and is exercisable as to 225 shares on 8/1/97, and 75 shares each on 11/1/97, 2/1/98, 5/1/98 and 8/1/98.
(2)
Option is fully vested and is exercisable.
(3)
Option becomes 100% exercisable on 8/1/2002
(4)
Option for 20,000 shares is exercisable at 6.25% per quarter with vesting commencing on 1/5/96.  Option for 3,500 shares is exercisable at 6.25% per quarter with vesting commencing on 8/1/95.  Option for 1,900 shares becomes 100% exercisable on 8/1/99.
(5)
Option begins vesting 12/31/98 and is exercisable quarterly as to 6,250 shares in 1999, 2000 and 2001.
-
Includes shares acquired pursuant to the 1993 Employee Stock Purchase Plan

SIGNATURE OF REPORTING PERSON
/S/ BURROW, CARL
DATE